Exhibit 12.1

Intrepid Potash, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratios)

	Intrepid Potash, Inc.					Intrepid Mining LLC
	Three Months Ended March 31,	Year Ended December 31,			April 25, 2008, Through December	January 1, 2008, Through April 24,	Year Ended December 31,
	2012	2011	2010	2009	31, 2008	2008	2007

Earnings:

Income from continuing operations before income taxes	$33,239	$175,261	$75,043	$92,247	$157,765	$44,493	$29,684

Additions:
Fixed charges	491	2,435	2,782	2,441	1,812	2,847	10,159
Amortization of capitalized interest	—	—	—	—	1	—	—
	491	2,435	2,782	2,441	1,813	2,847	10,159
Subtractions:
Capitalized interest	—	—	—	—	—	52	115
Earnings as adjusted	$33,730	$177,696	$77,825	$94,688	$159,578	$47,288	$39,728

Fixed charges:
Interest on indebtedness, expensed or capitalized	$126	$412	$353	$347	$241	$2,197	$8,074
Amortization of debt expense	86	401	222	221	151	89	264
Interest within rent expense	279	1,622	2,207	1,873	1,419	561	1,821
Total fixed charges	$491	$2,435	$2,782	$2,441	$1,812	$2,847	$10,159

Ratio of earnings to fixed charges	68.7	73.0	28.0	38.8	88.1	16.6	3.9